INVESTOR PRESENTATION DECEMBER 2014 Exhibit 99.3

PAGE
DISCLAIMER

This Management Presentation contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

• statements about the company’s future performance;
• projections of the company’s results of operations or financial condition;
• statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
• expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;
• expectations concerning the costs associated with the significant capital expenditure projects at any of the company’s plants and future plans with respect to any such projects;
• expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;
• expectations concerning dividend payments and share buy-backs;
• statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
• statements regarding tax liabilities and related audits, reviews and proceedings;
• statements regarding the possible consequences and/or potential outcome of the legal proceedings brought against two of the company’s subsidiaries by the New Zealand Ministry of Education and the potential product liabilities, if any, associated with such proceedings;
• expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
• expectations concerning indemnification obligations;
• expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;
• statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and
• statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

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DISCLAIMER (continued)

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,”
“continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 26 June 2014, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries;
required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland, including changes in corporate governance and any potential tax benefits related thereto; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather pattern possible inability to renew credit facilities on terms favourable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the company’s forward-looking statements.
Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.

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AGENDA
• Global Strategy and Business Overview
• USA & Europe Fiber Cement
• Asia Pacific Fiber Cement
• Capital Management Framework
• Group Outlook and Guidance
• Appendix

In this Management Presentation, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document. The company presents financial measures that it believes are customarily used by its Australian investors.
Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit before income taxes” and “Net operating profit”. The company may also present other terms for measuring its sales volume (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“Adjusted EBIT”, “Adjusted EBIT margin”, “Adjusted net operating profit”, “Adjusted diluted earnings per share”,
“Adjusted operating profit before income taxes”, “Adjusted effective tax rate on earnings”, “Adjusted EBITDA”, and “Adjusted selling, general and administrative expenses”. Unless otherwise stated, results and comparisons are of the second quarter and half year of the current fiscal year versus the second quarter and half year of the prior fiscal year.

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Industry Leadership and Profitable Growth
• Introduce differentiated products
to deliver a sustainable
competitive advantage
• Aggressively grow demand for our
products in targeted market
segments

GLOBAL STRATEGY

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• Annual net sales US$1.7+b
• Total assets US$2.0b
• Strong cash generation
• Operations in North America, Asia Pacific and Europe
• 3,140 employees
• Market cap US$4.8b (approx)
• S&P/ASX 100 company
• NYSE ADR listing
A GROWTH FOCUSED COMPANY

Market capitalization as at 19 November 2014. Total assets as at 30 September 2014. Annual net sales equal 2QFY15 net sales annualised. Total assets exclude asbestos compensation

PAGE
GROUP OVERVIEW

1   Dividends declared per share
Q2'15 Q2'14 Change 1H'15 1H'14 Change
Adjusted EBIT (US$ millions) 85.1 72.7 17% 156.3 140.2 11%
Adjusted EBIT Margin % 19.3 18.5 0.8 pts 18.2 18.3 (0.1) pts
Adjusted Net Operating Profit 65.4 56.3 16% 115.5 108.3 7%
Net operating cash flow 34.1 175.4 (80)%
Adjusted Diluted EPS (US  cents) 15 13 15% 26 24 8%
Dividends per share
1
(US cents)
8 8 -
Three Months and Half Year ended 30 September

PAGE
• Group net sales increased 12% for both the quarter and half year compared to last year
• Group adjusted net operating profit increased 16% for the second quarter 2015 and 7% for the half year
2015 compared to pcp
1
• US housing market remains below our expectations at the beginning of the fiscal year
• Higher volumes and net sales prices across our USA and Europe and Asia Pacific Fiber Cement segments
• Improved plant performance across our US business in Q2 relative to Q1 of fiscal 2015
• Continuing to invest in high returning organic growth:
• Investing in organization capability, product and marketing development activities
• Continuing to invest in capacity expansion across our US and Australian businesses
•
We continue to expect our full year USA and Europe Fiber Cement segment EBIT margin to remain within our target range of 20% to 25%
• First half ordinary dividend of US8.0 cents per security announced
Q2’15 & 1H’15 - SUMMARY AND KEY THEMES

1   Prior corresponding period(s)

DUBLIN
TACOMA
CHICAGO
RENO
PERU
PULASKI
MISSION VIEJO
FONTANA
SUMMERVILLE
WAXAHACHIE
CLEBURNE
PLANT CITY

HONG KONG
MANILA
BRISBANE
PERTH
ADELAIDE
SYDNEY
MELBOURNE
AUCKLAND
CHRISTCHURCH

James Hardie

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USA and Europe
76%
Asia Pacific
24%
USA and Europe
74%
Asia Pacific
26%

WORLD LEADER IN FIBER CEMENT
USA & Europe Asia Pacific
JHX Sales Office JHX Manufacturing Operations – Production Suspended JHX Manufacturing Operations
Geographic Mix¹
Net Sales
EBIT ²
1 All percentages are for the 2nd quarter ended 30 September 2014
²
EBIT – excludes research and development, asbestos-related items, New Zealand weathertightness claims and general corporate costs

7th ENGINEERED FOR CLIMATE™ – HardieZone™
6th MODIFIED THICKNESS TECHNOLOGY
5th COLORPLUS® TECHNOLOGY
4th SURFACE ADHESION TECHNOLOGY
3rd SUBSTRATE COMPOSITION
2nd PRIMER ADDED
1st FIBER-CEMENT SUBSTRATE
THE JAMES HARDIE INNOVATION PATH
Product Generations
Generic Fiber-Cement

James Hardie

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Research & Development:
Significant and consistent investment
• US$33.1m spent on Research & Development in FY14
• US$363.1m spent on Research & Development since 2000

CREATING A SUSTAINABLE AND DIFFERENTIATED ADVANTAGE
History of Fiber Cement Substrate Development
James Hardie
Siding Products

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Fiber cement is more durable than wood and engineered wood, looks and performs better than vinyl, and is more cost effective and quicker to build with than brick
Fiber Cement
Vinyl Engineered Wood
Fire resistant
Hail resistant
Resists warping
Resists buckling
Lasting color
Dimensional stability
Can be repainted
?
?
?
?
?
?
?
?
?
?
?
?
?
?

DELIVERING SUPERIOR PRODUCT PERFORMANCE

ARDI

STARTS
HERE

HardieTrim®

HardieBacker®

PREVAIL™
MULTIFAMILY SIDING PRODUCTS

artisan™
JamesHardie

Cemplank®

James Hardie®
Siding Products

scyon™

James Hardie

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Siding
Primary Products
Soffit
Trim /
Fascia
Backerboard
Commercial
Exteriors
Flooring
Interior Walls /
Ceilings
Brand Portfolio
U.S. & Europe
Asia Pacific
BUILDING A PORTFOLIO OF PRODUCTS AND BRANDS

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¹ Production was suspended at the Summerville plant in November 2008
USA Plant Locations
USA AND EUROPE FIBER CEMENT SEGMENT
Tacoma, WA
Reno, NV
Fontana, CA
Waxahachie,
TX
Cleburne, TX
Summerville,
SC
Plant City, FL
Pulaski, VA
Peru, IL

• Largest fiber cement producer
in North America
• 2,100 employees
• 9 manufacturing plants¹
• 2 research and development
facilities
2Q FY15 2Q FY14
Net Sales US$335.4m US$298.7m
EBIT US$74.8m US$67.3m
EBIT Margin 22.3% 22.5%

100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Other
Stucco
Masonry
Wood
Vinyl
Fiber Competitors
James Hardie

Wood
Vinyl
James Hardie
Fiber Competitors

James Hardie

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Fiber Cement Share: 17%
North America External Cladding Market Share
35/90 Plan
•
Grow fiber cement share to 35% of the exterior cladding market against other wood-looking siding alternatives
•
Maintain JHX’s category share at 90%
Currently:
• JHX wins ~90% of the fiber cement category, while fiber cement used in ~17% of the total market
• Current estimate is wood-look siding (Wood, Vinyl and Fiber Cement) is 60-65% of total market.
North America Wood-Look Market Size
Source: Internal estimates based on NAHB product usage data adjusted for regional market intelligence
Source: Internal estimates based on NAHB product usage data adjusted for regional market intelligence
4.7BSF
DRIVING CATEGORY AND MARKET SHARE GAINS

Volume (mmsf) / Starts (000s Units)
Revenue (US$M)
'00
'01
'02
'03
'04
'05
'06
'07
'08
'09
'10
'11
'12
'13
'14
JH Volume
Housing Starts
JH Revenue

James Hardie

PAGE Rolling 12 month average of seasonally adjusted estimate of housing starts by US Census Bureau AGGRESSIVELY GROWING DEMAND FOR OUR PRODUCTS 15 USA Fiber Cement Top Line Growth

PAGE USA and Europe Fiber Cement ACHIEVING THE RIGHT VALUE FOR OUR PRODUCTS 16 635 679 550 590 630 670 710 FY10 FY11 FY12 FY13 FY14 1H'15 Average Net Sales Price

80
70
60
50
40
30
20
10
0
35
30
25
20
15
10
5
0
EBIT US$M
EBIT Margin
FY09
FY10
FY11
FY12
FY13
FY14
FY15
EBIT
EBIT Margin

James Hardie

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USA AND EUROPE: DELIVERING STRONG RETURNS

1 Excludes asset impairment charges of US$14.3 million in 4 th quarter FY12, US$5.8 million in 3 rd quarter FY13 and US$11.1 million in 4 th quarter FY13
Quarterly EBIT and EBIT Margin
1

PAGE
• 985 employees
• 5 manufacturing plants across
Australia, New Zealand and the
Philippines
• 1 research and development facility
EBIT and EBIT margin excludes New Zealand weathertightness claims

ASIA PACIFIC FIBER CEMENT SEGMENT
2Q FY15 2Q FY14
Net Sales US$105.0m US$93.3m
EBIT US$25.7m US$22.1m
EBIT Margin 24.5% 23.7%
Asia Pacific Plant Locations

A$959
1000
960
920
880
840
A$ per MSF
FY10
FY11
FY12
FY13
FY14
Q1 FY15
Q2 FY15

30
25
20
15
10
5
0
EBIT US$M
EBIT
FY10
FY11
FY12
FY13
FY14
FY15
EBIT
EBIT Margin

James Hardie

PAGE
1  EBIT and EBIT margin excludes New Zealand weathertightness claims
Quarterly EBIT and EBIT Margin
1
ASIA PACIFIC: DELIVERING STRONG RETURNS

Asia Pacific Fiber Cement Segment
Average Net Sales Price

PAGE
Ceilings and partitions
Philippines
Exterior cladding
Australia
General purpose flooring
Australia
New Zealand
Interior walls

TARGETTING THE RIGHT PRODUCT INTO THE RIGHT MARKET
Asia Pacific Core Markets

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FINANCIAL MANAGEMENT SUPPORTING GROWTH

1 2 3
Strong Financial
Management
Disciplined Capital
Allocation
Liquidity and
Funding
Strong margins and
operating cash flows
Strong governance and
transparency
Investment-grade financial
management
Investing in R&D and capacity
expansion to support organic
growth
Maintain ordinary dividends
within the defined payout ratio
Consider other shareholder
returns when appropriate
Maintain flexibility for
accretive and strategic
inorganic opportunities
~$500 million of bank
facilities, 37% liquidity as of
Q2’15
2.75 year weighted average
debt maturity
Executing strategy to extend
maturities
Conservative leveraging of
balance sheet within 1-2
times adjusted EBITDA target
Financial management consistent with an investment grade credit.
Ability to withstand market cycles and other unanticipated events.

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USA and Europe Fiber Cement Outlook
• The US housing market recovery remains uncertain in the short-term, however, our view remains unchanged on the medium and longer-term outlook
• Due to the slower then expected recovery, we will defer the planned commissioning of a number of our capacity expansion programs, although we still remain committed to investing $600 million in additional manufacturing capacity through fiscal 2017 ahead of an anticipated medium to longer-term recovery
Asia Pacific Fiber Cement Outlook
• Our expectation is that net sales across our Asia Pacific businesses will continue to deliver improved results in line with growth in the local housing markets of the regions in which we operate
FY2015 Guidance
1
• Management expects full year Adjusted net operating profit to be between US$205 million and US$235 million assuming, among other things, housing industry conditions in the United States continue to improve at a more moderate level than originally assumed at the beginning of the year, and that an exchange rate at or near current levels is applicable for the remainder of the fiscal year
FY2015 OUTLOOK AND GUIDANCE

1 Management is unable to forecast the comparable US GAAP financial measure due to uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods

APPENDIX

PAGE
1 Excludes asbestos adjustments, AICF SG&A expenses, AICF interest income, New Zealand weathertightness claims and tax adjustments
2 Excludes asbestos adjustments, AICF SG&A expenses, and New Zealand weathertightness claims
JHX KEY RATIOS

1H'15 1H'14 1H'13
EPS (Diluted)
1
(US Cents)
26c 24c 19c
EBIT/ Sales (EBIT margin)
2
28.1% 18.3% 16.2%
Gearing Ratio
1
21.5% (9.5)% (6.4)%
Net Interest Expense Cover
2
96.3x 66.8x 54.7x
Net Interest Paid Cover
2
200.7x 77.9x 109.3x
Net Debt Payback 1.1yrs - -
Half Year ended 30 September

PAGE
FY10 FY11 FY12 FY13 FY14
Net Sales
US$m
828 814 862 951 1,128
Sales Volume
mmsf
1,304 1,248 1,332 1,489 1,697
Average Price
US$ per msf ²
632 648 642 626 652
EBIT US$m ¹ 209 160 163 163 237
EBIT Margin % ¹ 25 20 19 17 21

USA AND EUROPE FIBER CEMENT – 5 YEAR RESULTS OVERVIEW
1
Excludes asset impairment charges of US$14.3 million and US$16.9 million in FY12 and FY13, respectively
2
During the second quarter of FY14, the company refined its methodology for calculating average net sales price in both the USA and Europe and Asia Pacific Fiber Cement segments to exclude ancillary products that have no impact on fiber cement sales volume, which is measured and reported in million square feet (“mmsf”). As the revenue contribution of these ancillary products  been increasing, the company believes the refined methodology provides an improved disclosure of average net sales price, in line with the company’s primary fibre cement business, which is a key segment performance indicator. The company has restated average net sales price in the prior periods to conform with the current calculation of average net sales price.

PAGE
FY10 FY11 FY12 FY13 FY14
Net Sales
US$m
297 353 376 370 366
Sales Volume
mmsf
390 408 392 394 417
Average Price
A$ per msf ²
886 906 906 901 930
EBIT US$m ¹ 59 79 86 75 83
EBIT Margin % ¹ 20 23 23 20 23

ASIA PACIFIC FIBER CEMENT – 5 YEAR RESULTS OVERVIEW
1
Excludes New Zealand product liability expenses of US$5.4 million , US$13.2 million and US$1.8 million  in FY12, FY13 and FY14, respectively
2
During the second quarter of FY14, the company refined its methodology for calculating average net sales price in both the USA and Europe and Asia Pacific Fiber Cement segments to exclude ancillary products that have no impact on fiber cement sales volume, which is measured and reported in million square feet (“mmsf”). As the revenue contribution of these ancillary products has been increasing, the company believes the refined methodology provides an improved disclosure of average net sales price, in line with the company’s primary fiber cement business, which is a key segment performance indicator. The company has restated average net sales price in the prior periods to conform with the current calculation of average net sales price.

PAGE
Summary
Net sales increased 12%, favorably impacted by:
• Higher sales volumes; and
• Higher average net sales prices in local currencies
Gross profit margin increased 30 bps impacted by:
• Higher average net sales prices and volumes
• Partially offset by higher market prices for raw materials and production inefficiencies at our Fontana plant
SG&A expenses increased primarily due to:
• Higher headcount as we invest in our organizational capability
• Higher product and marketing development activities
Between EBIT and net operating profit:
• Interest expense increased related to our debt position
• Income tax expense increased on account of higher earnings
RESULTS FOR THE 2
nd
QUARTER

US$ Millions  Q2 '15 Q2 '14 % Change
Net sales  440.4 392.0 12
Gross profit  150.9 133.1 13
SG&A expenses  (60.8) (53.8) (13)
Research & development expenses  (8.0) (7.4) (8)
Asbestos adjustments  63.5 (4.1)
EBIT  145.6 67.8
Net interest expense (0.9) (0.4)
Other income  - 0.1
Income tax expense (17.5) (15.6) (12)
Net operating profit 127.2 51.9
Three Months ended 30 September

Gross Margin (US$M)
160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
-
Gross Margin (%)
35.0
34.0
33.0
32.0
31.0
30.0
29.0
28.0
27.0
33.3
111.3
34.3
150.9
Q2 FY13
Q2 FY14
Q2 FY15

James Hardie

PAGE
GROSS PROFIT - GROUP

• Gross profit has remained strong throughout the past three years
• Price has improved as we continue to execute on pricing strategies and the reduction of pricing inefficiencies
• Production costs continue to increase in line with the higher market prices for pulp, gas and silica raw materials

Three Months and Half Year ended 30 September				
	Q2'15	**Q2'14**	**1H'15**	**1H'14**
Operating profit before taxes	144.7	67.5	190.3	224.6
Asbestos:				
Asbestos adjustment[1]	(63.5)	3.9	(41.2)	(91.2)
NZ weathertightness claims	2.3	0.3	1.0	4.9
Adjusted net operating profit before taxes	**83.5**	**71.7**	**150.1**	**138.3**
Adjusted income tax expense	(18.1)	(15.4)	(34.6)	(30.0)
Adjusted effective tax rate	**21.7%**	**21.5%**	**23.1%**	**21.7%**
Income tax expense	(17.5)	(15.6)	(34.2)	(30.5)
Income taxes paid			16.0	12.3
Income taxes payable			5.5	7.4

James Hardie

PAGE
1 Includes AICF SG&A expenses and AICF interest expense, net
• 23.1% estimated adjusted effective tax rate (ETR)
• Adjusted income tax expense and adjusted ETR increased
due to changes in geographical mix of earnings
• Income taxes are paid and payable in Ireland, the U.S.,
Canada, New Zealand and the Philippines
• Income taxes are not currently paid or payable in Europe
(excluding Ireland) or Australia due to tax losses which are available to offset future taxable income.
• Australian tax losses primarily result from deductions
relating to contributions to AICF
INCOME TAX

PAGE
(US$ Millions) 1H'15 1H'14 Change (%)
EBIT
196.0 224.7 (13)
Asbestos related
1 (42.5) (92.9) (54)
Annual AICF contribution
(113.0) -
Depreciation & Amortization
34.1 30.6 11
Working Capital
14.3 36.8 (61)
Other non-cash items
(54.8) (23.8)
Cash Flow from Operations
34.1 175.4 (81)
Capital Expenditures
(159.5) (44.5)
Free Cash Flow
(125.4) 130.9
Dividends Paid
(355.9) (163.6)
Net proceeds from long-term debt
380.0 -
Free Cash Flow after Financing Activities
(101.3) (32.7)
1
CASHFLOW

• First half cash flow from operations
reflect our US$113.0 million contribution
to AICF
• Higher working capital
• Inventory increase since year end
• Receipt in the prior year of significant
other receivables
• Higher capital expenditure for capacity
expansion projects
• US$380 million debt position as of Q2’15
1 Includes Asbestos Adjustments and changes in asbestos-related assets and liabilities

PAGE
LIQUIDITY PROFILE

• Strong balance sheet position:
• $60.5 million of cash
• $505 million of debt facilities
• 37% liquidity as of Q2’15
• As of Q2’15, we had net bank debt of US$319.5 million
compared to net cash of US$167.5 million at Q4’14
• Net Debt within target range of 1-2 times EBITDA
excluding asbestos
• We remain in compliance with all restrictive debt
covenants contained within our credit facility
agreements
1 Debt maturities as follows: US$50 million in Q4’16, US$190 million in Q1’17, US$100 million in Q1’18, US$40 million in Q4’19 and US$120 million in Q1’20.
$0
$50
$190
$100
$40
$125
FY'15 FY'16 FY'17 FY'18 FY'19 FY'20
Debt Maturity Profile1
Liquidity Profile HY FY15
Cash US$60.5 million
Total Combined Facilities US$505.0 million
Drawn Facilities US$380.0 million
Undrawn Facilities US$125.0 million
Weighted Average Interest Rate of Bank Facilities 1.5%
Fixed / Floating Interest Ratio 33% fixed
Weighted Average Term 2.75 years

PAGE
HY FY15 GLOBAL CAPEX SPEND AND KEY PROJECTS

Project Capital Budget Progress during 1H'15
Plant City, Florida - 4
th
sheet machine and ancillary facilities
US$65.0 million
Key engineering work on track
Expected to complete construction FY'16
Cleburne, Texas - 3
rd
sheet machine and ancillary facilities
US$37.0 million
Key engineering work on track
Expected to complete construction FY'16
Carole Park, Queensland - Capacity expansion project A$89.0 million
Expansion is on track
Equipment installation underway
Expected to complete construction FY'16
Tacoma, Washington - Land purchase for future expansion US$27.9 million
Purchase completed September 2014
Design of facility and assessment of capabilities underway

PAGE
¹ Production was suspended at the Summerville plant in November 2008, it is anticipated the plant will be re-commissioned during the current cycle.
Flat Sheet Plant Capacity (mmsf)
Plants operating
Cleburne, Texas 466
Additional capacity by mid  calendar year 2015 200
Peru, Illinois 560
Plant City, Florida 300
Additional capacity by mid calendar year 2015 300
Pulaski, Virginia 600
Reno, Nevada 300
Tacoma, Washington 200
Waxahachie, Texas 360
Fontana, California 1 250
Plant suspended
Summerville, South Carolina 1 190
Flat Sheet Total 3,726
Plant Capacity
USA AND EUROPE FIBER CEMENT – PLANT CAPACITY

1,200
1,000
800
600
400
200
0
Pulp Prices
10
9
8
7
6
5
4
3
2
1
0
Cement, Gas and Electric Prices
Q2'11
Q3'11
Q4'11
Q1'12
Q2'12
Q3'12
Q4'12
Q1'13
Q2'13
Q3'13
Q4'13
Q1'14
Q2'14
Q3'14
Q4'14
Q1'15
Q2'15
PULP
GAS
ELECTRIC
CEMENT

James Hardie

PAGE
US INPUT COSTS
Discussion:
• Input costs are up significantly over the
prior year
• The price of NBSK pulp is at a three-year
peak
• The cost of gas for industrial users has
nearly doubled since 2013
• We are engaged in effective sourcing
strategies to reduce the impact of
increasing market prices

The information underlying the table above is sourced as follows:
Quarterly US Input Costs
• Pulp – Cost per ton – from RISI
• Gas – Cost per thousand cubic feet for industrial users – from US Energy Information Administration
• Electric – Cost per thousand kilowatt hour for industrial users – from US Energy Information Administration
• Cement – Relative index from the Bureau of Labor Statistics

PAGE
ASBESTOS FUND – PROFORMA (unaudited)

Claims Data
• For the quarter a nd half year ended 30 September 2014, we note the following related to asbestos claims:
• Claims received during Q2’15 and 1H’15 were 19% and
10% above actuarial estimates, respectively
• Claims received during Q2’15 and 1H’15 were 12% and
5% higher than the prior corresponding periods,
respectively
• The higher reported mesothelioma claims experience
noted during FY’14 has continued into 1H’15
• Average claim settlement for the half year is down 6%
versus the prior corresponding period and down 16%
versus actuarial estimates
• On 15 September 2014, the Company and the NSW Government
were notified by AICF that it would enter into discussions
concerning an approved payment scheme (“APS”)
A$ millions
AICF cash and investments - 31 March 2014 65.5
Contribution to AFFA by James Hardie 119.9
Insurance recoveries 23.4
Loan Repayments (51.0)
Interest expense, net 0.6
Claims paid (68.0)
Operating costs (2.3)
Other 1.5
AICF cash and investments - 30 September 2014 89.6

PAGE
DEFINITIONS AND OTHER TERMS
This Management Presentation forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of this package, including the Management’s Analysis of Results, Media Release and Consolidated Financial Statements
Definitions
Non-financial Terms
ABS – Australian Bureau of Statistics
AFFA – Amended and Restated Final Funding Agreement
AICF – Asbestos Injuries Compensation Fund Ltd
ASIC – Australian Securities and Investments Commission
ATO – Australian Taxation Office
NBSK – Northern Bleached Soft Kraft; the company's benchmark grade of pulp
Legacy New Zealand weathertightness claims (“New Zealand weathertightness claims”) – Expenses arising from defending and resolving claims in New Zealand that allege poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors.

PAGE
DEFINITIONS AND OTHER TERMS
Financial Measures – US GAAP equivalents
This document contains financial statement line item descriptions that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because the company prepares its Condensed Consolidated Financial Statements under US GAAP, the following table cross-references each non-US GAAP line item description, as used in Management’s Analysis of Results and Media
Release, to the equivalent US GAAP financial statement line item description used in the company’s Condensed Consolidated Financial
Statements:
Management's Analysis of Results and Consolidated Statements of Operations
Media Release and Other Comprehensive Income (Loss)
(US GAAP)
Net sales Net sales
Cost of goods sold Cost of goods sold
Gross profit Gross profit
Selling, general and administrative expenses Selling, general and administrative expenses
Research and development expenses Research and development expenses
Asbestos adjustments Asbestos adjustments
EBIT
*
Operating income (loss)
Net interest income (expense)* Sum of interest expense and interest income
Other income (expense) Other income (expense)
Operating profit (loss) before income taxes* Income (loss) before income taxes
Income tax (expense) benefit Income tax (expense) benefit
Net operating  profit (loss)* Net income (loss)
*- Represents non-U.S. GAAP descriptions used by Australian companies.

PAGE
DEFINITIONS AND OTHER TERMS
EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales.
Sales Volumes
mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness
Financial Ratios
Gearing Ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity adjusted for asbestos and AICF related items
Net interest expense cover – EBIT divided by net interest expense (excluding loan establishment fees)
Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised
Net debt payback – Net debt (cash) divided by cash flow from operations
Net debt (cash) – Short-term and long-term debt less cash and cash equivalents
Return on capital employed – EBIT divided by gross capital employed

INVESTOR PRESENTATION DECEMBER 2014